SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               General Mills, Inc.
             (Exact Name of Registrant as Specified in Its Charter)


                Delaware                                41-0274440
        (State of Incorporation)             (IRS Employer Identification No.)

                       Number One General Mills Boulevard
                              (Mail: P.O. Box 1113)
                   Minneapolis, Minnesota 55426  (Mail: 55440)
               (Address of Principal Executive Offices) (Zip Code)

    If this form relates to the               If this form relates to the
    registration of a class of                registration of a class securities
    securities pursuant to Section 12(b)      pursuant to Section 12(g) of the
    of the Exchange Act and is effective      Exchange Act and is effective
    pursuant to General Instruction A.(c),    pursuant to General Instruction
    please check the following box.[X]        box. [ ]

Securities Act registration statement file number to which
this form relates:
                    -------------------
                    (if applicable)


        Securities to be registered pursuant to Section 12(b) of the Act:

          Title of Each Class                 Name of Each Exchange on Which
          to be so Registered                 Each Class is to be Registered
     ----------------------------            ---------------------------------

    Preferred Share Purchase Rights               New York Stock Exchange



        Securities to be registered pursuant to Section 12(g) of the Act:

                                      NONE
                                (Title of Class)


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Item 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

      General Mills, Inc. (the "Company") and Wells Fargo Bank Minnesota, N.A. (formerly known as Norwest Bank Minnesota, N.A.) (the "Rights Agent") have entered into Amendment No. 1 (the "First Amendment"), dated as of July 16, 2000, to the Rights Agreement, dated as of December 11, 1995, between the Company and the Rights Agent (the "Rights Agreement"). On December 11, 1995, the Board of Directors of the Company (the "Board") declared a dividend of one preference share purchase right (a "Right") for each outstanding share of common stock, par value $.10 per share (the "Common Shares"), of the Company. The dividend was paid on February 1, 1996 to stockholders of record on January 10, 1996 (the "Record Date"). On September 27, 1999, the Board declared a two-for-one stock split effected in the form of a 100 percent stock dividend whereby each stockholder received one additional Common Share on November 8, 1999 for each Common Share owned at the close of business on October 8, 1999 (the "Stock Split"). The following description of the Rights gives effect to the Stock Split and separately describes the First Amendment.

      RIGHTS AGREEMENT. Each Right entitles the registered holder to purchase from the Company one two-hundredth of a share of Series B Participating Cumulative Preference Stock, without par value (the "Preference Shares"), of the Company at a price of $120 per one two-hundredth of a Preference Share (the "Purchase Price"), subject to adjustment.

      Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding Common Shares or (ii) 10 business days (or such later date as may be determined by action of the Board prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of a Summary of Rights attached thereto.

      The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

      The Rights are not exercisable until the Distribution Date. The Rights will expire on February 1, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

      The Purchase Price payable, and the number of Preference Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preference Shares, (ii) upon the grant to holders of the Preference Shares of certain rights or warrants to subscribe for or purchase Preference Shares at a price, or securities convertible into Preference Shares with a conversion price, less than the then-current market price of the Preference Shares or (iii) upon the distribution to holders of the Preference Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preference Shares) or of subscription rights or warrants (other than those referred to above).

      The number of outstanding Rights and the number of one two-hundredths of a Preference Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

      Preference Shares purchasable upon exercise of the Rights will not be redeemable. Each Preference Share will be entitled to a minimum preferential quarterly dividend payment of $10 per share but will be entitled to an aggregate dividend of 200 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preference Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 200 times the payment made per Common Share. Each Preference Share will have 200 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preference Share will be entitled to receive 200 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

      Because of the nature of the Preference Shares' dividend, liquidation and voting rights, the value of the one two-hundredth interest in a Preference Share purchasable upon exercise of each Right should approximate the value of one Common Share.

      In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder




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


of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value at the time of such occurrence of two times the exercise price of the Right.

      At any time after any person or group of affiliated or associated persons becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one Common Share, or one two-hundredth of a Preference Share, per Right (subject to adjustment).

      With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preference Shares will be issued (other than fractions which are integral multiples of one two-hundredth of a Preference Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preference Shares on the last trading day prior to the date of exercise.

      At any time prior to the time any person or group of affiliated or associated persons becomes an Acquiring Person, the Board may redeem the Rights in whole, but not in part, at a price of $.005 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

      The terms of the Rights may be amended by the Board without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding Common Shares then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights.

      Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.




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


      The Rights Agreement specifying the terms of the Rights and the form of press release announcing the declaration of the Rights were filed as Exhibits 1 and 2, respectively, to the Registration Statement on Form 8-A of the Company, filed with the Securities and Exchange Commission on January 2, 1996, and are incorporated herein by reference. The foregoing summary description of the Rights is qualified in its entirety by reference to such exhibits.

      FIRST AMENDMENT TO RIGHTS AGREEMENT. The Company amended the Rights Agreement (such amendment evidenced in writing by the First Amendment) in connection with the Agreement and Plan of Merger, dated as of July 16, 2000 (as it may be amended from time to time, the "Merger Agreement"), among the Company, General Mills North American Businesses, Inc., a Delaware corporation and wholly owned subsidiary of the Company ("Merger Sub"), Diageo plc, a public limited company incorporated under the laws of England and Wales ("Diageo"), and The Pillsbury Company, a Delaware corporation and an indirect wholly owned subsidiary of Diageo ("Pillsbury"), pursuant to which, upon the terms and subject to the conditions set forth in the Merger Agreement, (i) Merger Sub will be merged with and into Pillsbury (the "Merger"), (ii) certain subsidiaries of the Company will purchase from certain subsidiaries of Diageo (the "Selling Affiliates") the stock and/or assets of certain subsidiaries of Diageo comprising the international operations of the Pillsbury business (the "Subsidiary Purchases"), (iii) Gramet Holdings Corporation, the sole stockholder of Pillsbury (the "Pillsbury Stockholder" and, together with Diageo, the Selling Affiliates and their respective permitted affiliate transferees under the Stockholders Agreement (as defined below), the "Shareholder Group"), and the Selling Affiliates will receive an aggregate of 141 million Common Shares pursuant to the Merger and the Subsidiary Purchases (the "Purchase Price Shares") and (iv) in connection with the consummation of the foregoing transactions, the Company, Diageo, the Selling Affiliates and the Pillsbury Stockholder will enter into a stockholders agreement (the "Stockholders Agreement") setting forth certain terms and conditions concerning the acquisition and disposition of the Purchase Price Shares and related provisions concerning the Shareholder Group's relationship with and investment in the Company following the consummation of the Merger and the Subsidiary Purchases.

      The First Amendment provides, among other things, that none of the members of the Shareholder Group shall become an Acquiring Person as a result of (i) the approval, execution, delivery or performance of the Merger Agreement, the agreements pursuant to which the Subsidiary Purchases will be effected (the "Subsidiary Purchase Agreements") or the Stockholders Agreement, (ii) the consummation of the Merger or the Subsidiary Purchases or any other transaction contemplated by the Merger Agreement, the Subsidiary Purchase Agreements or the Stockholders Agreement or (iii) the acquisition by any of them of the Purchase Price Shares, additional Common Shares, if any, issued pursuant to the purchase price adjustment and indemnification provisions of the Merger Agreement, or any Common Shares issued in respect thereof or into which any such shares shall be converted in connection with any stock splits, reverse stock splits, stock dividends or distributions, or combinations or similar recapitalizations on or after the date of the Stockholders Agreement.

      The foregoing summary description of the First Amendment is qualified in its entirety by reference to the full text of the First Amendment, which is filed as Exhibit 3 hereto and is incorporated herein by reference.


Item 2.  EXHIBITS.

          1. Rights Agreement, dated as of December 11, 1995, between General Mills, Inc. and Norwest Bank Minnesota, N.A., as Rights Agent.*

          2.   Form of press release dated December 11, 1995.*

          3. Amendment No. 1, dated as of July 16, 2000, to Rights Agreement, dated as of December 11, 1995, between General Mills, Inc. and Wells Fargo Bank Minnesota, N.A. (formerly known as Norwest Bank Minnesota, N.A.) (filed herewith).


      --------------

      *Previously filed.









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


                                    SIGNATURE

            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:  July 25, 2000

                                    GENERAL MILLS, INC.


                                    By: /s/ David VanBenschoten
                                        ------------------------------------
                                        Name:  David VanBenschoten
                                        Title: Vice President, Treasurer














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


                                  EXHIBIT LIST


No.
---


     1. Rights Agreement, dated as of December 11, 1995, between General Mills, Inc. and Norwest Bank Minnesota, N.A., as Rights Agent.*

     2.   Form of press release dated December 11, 1995.*

     3. Amendment No. 1, dated as of July 16, 2000, to Rights Agreement, dated as of December 11, 1995, between General Mills, Inc. and Wells Fargo Bank Minnesota, N.A. (formerly known as Norwest Bank Minnesota, N.A.) (filed herewith).


--------------

*Previously filed.














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